TERAX ENERGY, INC.
13355 Noel Road
1370 One Galleria Tower
Dallas, Texas 75240

August 11, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Attention:
Lily Dang, Accountant Karl Hiller, Accounting Branch Chief Melissa Campbell Duru, Attorney Timothy Levenberg, Special Counsel H. Roger Schwall, Assistant Director

Re:	Terax Energy, Inc.
Registration Statement on Form SB-2 File No. 333-132308

Ladies and Gentlemen:

           Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Terax Energy, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday August 14, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

  that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Terax Energy, Inc.

By:	/s/ Lawrence Finn Lawrence Finn Chief Executive Officer